Exhibit 99.1

Aptose biosciences inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars)

(Unaudited)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents (note 4(a))	$15,056	$10,631
Investments (note 4(b))	550	798
Prepaid expenses and other assets	459	396
Total current assets	16,065	11,825

Non-current assets:
Property and equipment	230	142
Total non-current assets	230	142

Total assets	$16,295	$11,967

Liabilities and Shareholder’s Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,370	$1,765
Total current liabilities	2,370	1,765

Shareholders’ equity:
Share capital:
Common shares (note 6)	254,715	231,923
Stock options (note 7)	9,950	6,456
Contributed surplus	22,950	22,909
Accumulated other comprehensive loss	(4,298)	(4,298)
Deficit	(269,392)	(246,788)
Total shareholders’ equity	13,925	10,202

Total liabilities and shareholders’ equity	$16,295	$11,967

See accompanying notes to consolidated financial statements.

Commitments, contingencies and guarantees (note 10)

Aptose biosciences inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in thousands of US dollars, except for per common share data)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Revenue	$-	$-	$-	$-

Expenses:
Research and development (note 9)	3,591	1,390	14,549	4,213
General and administrative (note 9)	2,020	1,319	8,233	4,302
Operating Expenses	5,611	2,709	22,782	8,515

Finance expense (note 9)	-	-	20	-
Finance income (note 9)	(89)	(69)	(198)	(142)
Net finance income	(89)	(69)	(178)	(142)
Net loss and comprehensive loss for the period	$(5,522)	(2,640)	$(22,604)	$(8,373)

Basic and diluted loss per common share	$(0.16)	$(0.11)	$(0.71)	$(0.40)

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000s) note 6(b)	34,587	24,061	32,039	20,954

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US dollars)

(unaudited)

	Number of common shares	Share capital	Stock options	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	(in thousands)

Balance, January 1, 2018	27,502	$231,923	$6,456	$22,909	$(4,298)	$(246,788)	$10,202

Common shares issued under the 2018 ATM (note 6(a)(i)	2,017	6,818	-	-	-	-	6,818
Common shares issued pursuant to 2017 Share Purchase Agreement (note 6(a)(ii))	5,232	14,995	-	-	-	-	14,995
Common shares issued pursuant to 2018 Share Purchase Agreement (note 6(a)(iii))	170	600	-	-	-	-	600
Common shares issued upon exercise of stock options (note 7)	96	379	(160)	-	-	-	219
Stock-based compensation (note 7)	-	-	3,695	-	-	-	3,695
Expiry of vested stock options (note 7)			(41)	41			-
Net loss for the period	-	-	-	-	-	(22,604)	(22,604)

Balance, September 30, 2018	35,017	$254,715	$9,950	$22,950	$(4,298)	$(269,392)	$13,925

Balance, January 1, 2017	15,722	$218,034	$7,306	$21,413	$(4,298)	$(235,127)	$7,328

Common shares issued under the ATM (note 6(a)(iv))	8,858	10,203	-	-	-	-	10,203
Common shares issued on redemption of restricted share units (note 7)	150	171	(171)	-	-	-	-
Stock-based compensation (note 7)	-	-	666	-	-	-	666
Expiry of vested stock options	-	-	(1,487)	1,487	-	-	-
Net loss for the period	-	-	-	-	-	(8,373)	(8,373)

Balance, September 30, 2017	24,730	$228,408	$6,314	$22,900	$(4,298)	$(243,500)	$9,824

See accompanying notes to consolidated financial statements.

Aptose biosciences inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of US dollars)

unaudited
	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Cash flows from operating activities:
Net loss for the year	$(5,522)	$(2,640)	$(22,604)	$(8,373)
Items not involving cash:
Stock-based compensation	952	156	3,695	666
Shares issued to Aspire Capital as commitment fees (note 6(a)(iii))	-	-	600	-
Depreciation and amortization	29	20	64	66
Interest income	(80)	(21)	(198)	(40)
Unrealized foreign exchange (loss) gain	(28)	(48)	(2)	(98)
Change in non-cash operating working capital (note 8)	101	442	542	395
Cash used in operating activities	(4,548)	(2,091)	(17,903)	(7,384)

Cash flows from financing activities:
Issuance of common shares under the 2018 ATM, net of issuance costs (note 6(a)(i))	1,572	-	6,818	-
Issuance of common shares under Share Purchase Agreement (note 6(a)(ii))	-	-	14,995	-
Issuance of common shares under the ATM, net of issuance costs (note 6(a)(iv))	-	1,999	-	10,203
Issuance of common shares upon exercise of stock options (note 7)	36	-	219	-
Cash provided by financing activities	1,608	1,999	22,032	10,203

Cash flows from (used in) investing activities:
Maturity (acquisition) of investments	-	(9)	250	(2,994)
Purchase of property and equipment	(28)	-	(152)	-
Interest received	80	21	198	40
Cash provided by (used in) investing activities	52	12	296	(2,954)

Effect of exchange rate fluctuations on cash and cash equivalents held	-	48	-	98

Increase (decrease) in cash and cash equivalents	(2,888)	(32)	4,425	(37)

Cash and cash equivalents, beginning of period	17,944	7,935	10,631	7,940
Cash and cash equivalents, end of period	$15,056	$7,903	$15,056	$7,903

See accompanying notes to consolidated financial statements.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

1. Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to developing highly differentiated therapeutics that target the underlying mechanisms and unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 251 Consumers Road, Suite 1105, Toronto, ON, M2J 4R3.

2. Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at September 30, 2018, were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three- and nine-month periods ended September 30, 2018, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2018. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended December 31, 2017. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 6, 2018.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the US dollar.

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see note 5 (b) (ii) for a discussion of the factors considered by management in arriving at its assessment.

The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

3. Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2017, except as noted below.

a)	Policies adopted in the period

IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The adoption of this policy did not have a material impact on the financial results as its financial assets are primarily cash and cash equivalents and highly liquid investments, and the Company does not enter into any hedging activities.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

b)	Recent accounting pronouncements not yet adopted:

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

4. Capital disclosures

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and short-term investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended September 30, 2018.

In March 2018, Aptose filed a short form base shelf prospectus (the “2018 Base Shelf”) that qualifies for the distribution of up to $100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The 2018 Base Shelf provides the Company with additional flexibility when managing cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our Company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cantor Fitzgerald acting as sole agent and a second common share purchase agreement with Aspire Capital (the “2018 Share Purchase Agreement”).

Under the terms of the ATM facility with Cantor Fitzgerald, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $30 million through Cantor Fitzgerald on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. Under the terms of the 2018 Share Purchase Agreement, Aspire Capital committed to purchase up to $20.0 million of common shares of Aptose, at Aptose’s request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. The Company intends to use these equity arrangements as additional options to assist it in achieving its capital objectives. These equity arrangements provide the Company with the opportunity to regularly raise capital at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $832 thousand (December 31, 2017 - $3.225 million) and deposits in high interest savings accounts and other deposits having original maturities of three months (or less) totaling $14.224 million (December 31, 2017 - $7.406 million).

(b)	Investments:

As at September 30, 2018 and December 31, 2017, investments consisted of a guaranteed investment certificate with maturity date of October 10, 2018, bearing an interest rate 1.45%.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

5. Financial instruments

(a) Financial instruments

The Company financial instruments are as follows:

	As at September 30, 2018	As at December 31, 2017

Financial assets
Cash and cash equivalents (consisting of high interest savings accounts, treasury bill and short-term bankers’ acceptance), measured at amortized cost	$15,056	$10,631
Investments, consisting of fixed income securities, measured at amortized cost	550	798

Financial liabilities
Accounts payable and accrued liabilities, measured at amortized cost	$2,370	$1,765

At September 30, 2018, there are no significant differences between the carrying values of these amounts and their estimated fair values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

In managing its liquidity risk, the Company has considered its available cash and cash equivalents and short-term investments as at September 30, 2018. The Company has also considered its ability to continue to raise funds in 2018 through its share purchase agreement with Aspire Capital and through its ATM facility with Cantor Fitzgerald in assessing whether it will have sufficient resources to fund research and development operations through to at least the twelve -month period ending September 30, 2019.

After considering the above factors, management has concluded that there are no material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern. However, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual experience will differ from those estimates and the variation may be material.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

(iii) Foreign currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services for activities in Canada and the cash balances held in foreign currencies. Fluctuations in the Canadian dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease in loss for the year of $78 thousand. Balances in foreign currencies at September 30, 2018, are as follows:

	CA$ Balances at September 30, 2018	CA$ Balances at December 31, 2017
Cash and cash equivalents	$154	$83
Investments	710	1,000
Accounts payable and accrued liabilities	(247)	(384)
Balance, end of period	$617	$699

The Company does not have any forward exchange contracts to hedge this risk.

(iv) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

6. Share capital

The Company is authorized to issue an unlimited number of common shares.

(a) Equity issuances:

i)	2018 At-The-Market (“ATM”) Facility

On March 28, 2018, the Company entered into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cantor Fitzgerald acting as sole agent. Under the terms of this facility, the Company may, from time to time, sell shares of our common stock having an aggregate offering value of up to $30 million through Cantor Fitzgerald on the Nasdaq Capital Market.

During the nine-month period ended September 30, 2018, the Company issued 2,017,046 shares under this ATM equity facility at an average price of $3.49 for gross proceeds of $7.0 million ($6.8 million net of share issue costs). Costs associated with the proceeds consisted of a 3% cash commission.

ii)	2017 Share purchase agreement

On October 27, 2017, the Company entered into the Aspire Purchase Agreement, which provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital committed to purchase up to an aggregate of $15,500,000 of Common Shares over approximately 30 months. Pursuant to the terms of this agreement, on October 31, 2017, Aspire Capital purchased 357,143 Common Shares for gross proceeds of $500 thousand ($324 thousand net of cash share issue costs). The Company also issued 321,429 Common Shares to Aspire Capital in consideration for entering into the Aspire Purchase Agreement. On a cumulative basis to September 30, 2018, the Company has raised a total of $15.5 million gross proceeds under the Aspire Purchase Agreement, the total amount that was available under the agreement.

During the nine months ended September 30, 2018, the Company issued 5,231,953 common shares under the Aspire Purchase Agreement at an average price of $2.87 per share for gross and net proceeds of approximately $15 million.

iii)	2018 Share Purchase Agreement

On May 30, 2018, the Company entered into the 2018 Aspire Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20 million of Common Shares over approximately 30 months. Pursuant to the terms of this agreement, on June 8, 2018, the Company issued 170,261 Common Shares (“Commitment Shares”) to Aspire Capital in consideration for entering into the 2018 Aspire Purchase Agreement. The Company recorded $600 thousand in general and administrative expenses related to the issuance of the Commitment Shares. As at September 30, 2018, the Company had not issued any shares under the 2018 Aspire Purchase Agreement, other than the Commitment Shares.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

iv)	2015 ATM Facility

On April 2, 2015, Aptose entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of the ATM, Aptose was permitted to sell Common Shares having an aggregate offering value of $20 million on NASDAQ. The ATM expired on December 29, 2017 and as at that date the Company had issued a cumulative $20 million of Common Shares pursuant to this facility.

During the nine months ended September 30, 2017, the Company issued 8,858,252 common shares under this ATM equity facility at an average price of $1.20 per share for gross proceeds of approximately $10.62 million ($10.31 million net of share issue costs). Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees.

(b) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three- and nine-month periods ending September 30, 2018 and 2017 calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Issued common shares, beginning of period	34,411	23,345	27,502	15,722
Effect of ATM issuances	174	716	693	5,180
Effect of shares issued pursuant to share purchase agreements	-	-	3,814	-
Effect of exercise of stock options	2	-	30	-
Effect of RSUs redemptions	-	-	-	52
	34,587	24,061	32,039	20,954

The effect of any potential exercise of our stock options outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7. Other equity

(a) Stock options transactions for the period:

	Nine months ended September 30, 2018		Nine months ended September 30, 2017
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	2,344	$3.46	2,005	$4.31
Granted	2,284	2.99	780	1.14
Exercised	(96)	2.28	-	-
Forfeited	(51)	2.34	(165)	3.34
Expired	(10)	4.97	(320)	4.60
Outstanding, end of period	4,471	$3.21	2,300	3.52

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

(b) Stock options outstanding at September 30, 2018:

		Options outstanding		Options exercisable
Range of exercise prices	Options	Weighted average remaining contractual life (years)	Weighted average exercise price	Options	Weighted average exercise price

$1.03-$2.76	912	8.5	1.45	536	$1.64
$2.77-$2.95	687	9.3	2.80	670	2.80
$2.96-$3.11	1,466	8.9	3.06	180	2.96
$3.12-$4.53	704	6.8	4.07	509	4.36
$4.54-$19.51	702	5.9	5.36	664	5.36
	4,471	8.10	3.21	2,559	$3.54

(c) Fair value assumptions

The following table presents the weighted average assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant weighted average fair values:

	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Weighted average risk-free interest rate	2.43%	1.27%
Expected dividend yield	—	—
Weighted average expected volatility	93.4%	98.4%
Weighted average expected life of options (in years)	5	5
Weighted average grant date fair value	$2.23	$0.84

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the nine months ended September 30, 2018 vest 50% after one year and 16.67% on each of the next three anniversaries, except for 166,000 options which vest 50% after one year and 25% on each of the next two anniversaries and 850,000 options which vested immediately on the grant date. During the three-month and nine-month periods ending September 30, 2018, the Company recorded share-based payment expense of $515 thousand (2017 - $156 thousand) and $3.258 million (2017- $495 thousand), respectively, related to issued stock options.

Refer to note 9 for a breakdown of stock-based compensation expense by function related to both issued stock options and restricted share units.

The Company has available up to 6,127,965 common shares for issuance relating to outstanding options, rights and other entitlements under the stock-based compensation plans of the Company as of September 30, 2018.

(d) Restricted share units

The Company has a stock incentive plan (SIP) pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate. Each restricted unit is automatically redeemed for one common share of the Company upon vesting. The following table presents the activity under the SIP plan for the nine months ended September 30, 2018, and the units outstanding.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

	Nine months ended, September 30, 2018		Nine months ended, September 30, 2017
	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value
Outstanding, beginning of period	-	$-	-	$-
Granted	150	3.35	150	1.14
Redeemed	-	-	(150)	1.14
Outstanding, end of period	150	$3.35	-	$-

On March 28, 2017 the Company granted 150,000 restricted share units (RSUs) with a vesting term of three months. On July 13, 2018, the Company granted 150,000 restricted share units with a vesting term of three months. During the three-month and nine-month period ending September 30, 2018, the Company recorded share-based payment expense of approximately $437 thousand (2017- nil) and $437 thousand (2017 - $171 thousand), respectively, related to the issued RSUs.

The grant date fair value of the July 13, 2018 RSUS was determined as the closing value of the common shares of the Company on the Nasdaq Stock Exchange on the date prior to the date of grant; and for March 28, 2017 RSUs, the grant date fair value was determined as the closing value of the common shares of the Company on the Toronto Stock Exchange on the date prior to the date of grant.

8. Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Prepaid expenses and other assets	$134	$123	$(63)	$385
Accrued payables and accrued liabilities	(33)	319	605	10
Net (used) provided	$101	$442	$542	$395

9. Other expenses

Components of research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Program costs, excluding salaries	$2,773	$1,017	$7,249	$2,956
Salaries	502	321	1,448	1,064
License fee, CrystalGenomics (a),(b)	-	-	5,000	-
Stock-based compensation	307	43	826	168
Depreciation and amortization	9	9	26	25
	$3,591	$1,390	$14,549	$4,213

a)	On May 7, 2018, under the license agreement with CrystalGenomics the Company, the Company paid the option fee of $2.0 million in cash to CrystalGenomics in order to exercise early the option and gain an exclusive license to develop and commercialize CG-806 in all territories outside of Korea and China. Future milestone payments are described in note 10.

b)	On June 13, 2018, the Company paid $3.0 million in cash to CrystalGenomics to gain an exclusive license to develop and commercialize CG-806 in China. Future milestone payments are described in note 10.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

Components of general and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

General and administrative excluding salaries	$853	$712	$3,149	$1,980
Salaries	503	483	1,577	1,784
Stock-based payment financing fees (note 6(a)(iii)	-	-	600	-
Stock-based compensation	644	112	2,869	498
Depreciation and amortization	20	12	38	40
	$2,020	$1,319	$8,233	$4,302

Components of finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Foreign exchange loss	$-	$-	$20	$-

Components of finance income:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest income	$80	$21	$198	$40
Foreign exchange gain	9	48	-	102
	$89	$69	$198	$142

10. Commitments, contingencies and guarantees

	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years	Total

Operating leases	$440	$915	$706	$-	$2,061

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for the development plan of CG’806. These contracts will result in future payments of up to $3.5 million.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

Under the license agreement with CrystalGenomics, the Company has obligations for development milestones of $16 million related to the initiation of Phase 2 and pivotal clinical trials, and regulatory milestones totaling $44 million. The Company also has an obligation to pay royalty payments on sales of commercialized product. The timing of any milestone or royalty payments that may become due is not yet determinable.

On June 13, 2018, the Company entered into a license agreement with CrystalGenomics to gain an exclusive license to CG-806 in China. The Company has potential future obligations of development milestones of $6 million related to approval of an Investigational New Drug (“IND”) and to the initiation of Phase 2 and pivotal clinical trials, and regulatory milestones totaling $20 million. The Company also has an obligation to pay sales milestones and royalty payments on sales of commercialized product. The timing or likelihood of any milestone or royalty payments that may become due is not yet determinable.

APTOSE BIOSCIENCES INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended September 30, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

11. Related Party Transactions

The Company uses Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and oversees the laboratory work. The work is completed under the terms of research services agreements executed in March 2015 and has been extended annually. In March 2018, the Board approved an extension of this agreement for twelve months for services up to $300,000. These transactions are in the normal course of business and are measured at the amount of consideration established and agreed to by the related parties.

During the nine months ended September 30, 2018, the Company recorded $215 thousand (2017 - $179 thousand) in research and development expenses in connection with UCSD.

12. Subsequent Events

Subsequent to the quarter end the Company issued 1,901,279 common shares pursuant to its ATM with Cantor Fitzgerald for gross proceeds of approximately $3.69 million and also issued 707,547 common shares under the 2018 Share Purchase Agreement for gross proceeds of $1.5 million. These transactions will be accounted for in the three months ended December 31, 2018.